Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

Maxcom Servicios Administrativos, S.A. de C.V.	Mexico

Outsourcing Operadora de Personal, S.A. de C.V.	Mexico

Técnicos Especializados en Telecomunicaciones, S.A. de C.V.	Mexico

Corporativo en Telecomunicaciones, S.A. de C.V.	Mexico

Maxcom SF, S.A. de C.V.	Mexico

Maxcom TV, S.A. de C.V.	Mexico

Maxcom USA, Inc.	Delaware

Telereunión, S.A. de C.V.	Mexico

Telscape de México, S.A. de C.V.	Mexico

Sierra USA Communications, Inc.	Delaware